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                       [MKS INSTRUMENTS, INC. LETTERHEAD]

November 18, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Goldie Walker


Re:      MKS Instruments, Inc. Form S-1 (File No. 333-40269)

Ladies and Gentlemen:

MKS Instruments, Inc., a Massachusetts corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-40269), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (978) 975-2350 or Richard N. Kimball, Esq. at (617) 526-6658.

Sincerely,

/S/ John R. Bertucci

John R. Bertucci
Chairman of the Board, President and Chief Executive Officer


cc:  Richard N. Kimball, Esq.